SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Subject Company)

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Executive Vice President, Secretary and General Counsel

Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert H. Bergdolt, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919)786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to a tender offer (the “Offer”) by MPF Northstar Fund 2, LP, MPF Income Fund 26, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MacKenzie Flagship Fund 15, LLC, MP Income Fund 18, LLC, MP Income Fund 19, LLC, MPF Income Fund 20, LLC, MacKenzie Income Fund 27, LLC, Coastal Realty Business Trust, CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC, and CMG Income Fund II, LLC (the “Offerors”), to purchase up to 9,150,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”), at a price of $5.25 per Share, in cash (less any required withholding taxes and without interest) (the “Offer Price”). MacKenzie Capital Management, LP, which is the manager, general partner, or trustee of certain of the Offerors, is serving as the depositary for the Offerors. The Offer is being made on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offerors on March 23, 2012 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”). As discussed below, the Board of Directors of the Company (the “Board”) recommends that the stockholders of the Company (the “Stockholders”) reject the Offer and not tender their Shares for purchase pursuant to the Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is Dividend Capital Total Realty Trust Inc. The Company’s address is 518 Seventeenth Street, 17th Floor, Denver, Colorado 80202. The Company’s principal telephone number is (303) 228-2200.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock. As of March 31, 2012, approximately 182,215,144 shares of Common Stock were outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Company. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to a tender offer by MPF Northstar Fund 2, LP, MPF Income Fund 26, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MacKenzie Flagship Fund 15, LLC, MP Income Fund 18, LLC, MP Income Fund 19, LLC, MPF Income Fund 20, LLC, MacKenzie Income Fund 27, LLC, Coastal Realty Business Trust, CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC; and CMG Income Fund II, LLC to purchase, subject to certain terms and conditions, up to 9,150,000 outstanding Shares, at a price of $5.25 per Share, in cash (less any required withholding taxes and without interest).

The Offer is on the terms and conditions described in the Schedule TO. Unless the Offer is extended by the Offerors, it will expire at 11:59 p.m., Pacific Time, on May 10, 2012.

According to the Schedule TO, the Offerors’ business address is 1640 School Street, Moraga, California 94556 and their telephone number is (925) 631-9100.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Compensation of Directors and Executive Officers” and “Certain Relationships and Related Party Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A dated April 29, 2011 (the “Proxy Statement”), which information is incorporated herein by reference. The Proxy Statement was previously made available to all Stockholders and is available for free on the SEC’s website at www.sec.gov.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation or Recommendation

The Board thoroughly and carefully evaluated and assessed the terms of the Offer with the assistance of the Company’s management and its outside legal advisor. The Board has determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Board recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Offer, each Stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s existing share redemption program at any time, (b) the Board may have the right to amend, extend or terminate the Company’s self-tender offer described in Item 8 below (the “Self-Tender Offer”) and (c) the Board makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of providing liquidity to the Stockholders.

(b) Background

On March 23, 2012, the Offerors filed a Tender Offer Statement on Schedule TO with the SEC, commencing the Offer.

On April 5, 2012, the Board held a meeting with members of management and a representative from DLA Piper LLP (US), the Company’s outside counsel (“DLA Piper”) and reviewed the Board’s duties in connection with the Offer. Also at the meeting, members of management reviewed with the Board certain financial matters related to the Offer. The Board discussed the terms of the Offer and, following these discussions, the Board determined that the Offer was not in the best interests of the Stockholders and recommended that that the Stockholders reject the Offer and not tender their Shares to the Offerors for purchase pursuant to the Offer.

(c) Reasons for the Recommendation

In reaching the determination and in making the recommendation described above, the Board (i) reviewed the terms and conditions of the Offer; (ii) consulted with the Company’s management and representatives of DLA Piper, the Company’s outside legal counsel; and (iii) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets and future prospects in order to assess the adequacy of the terms of the Offer.

The reasons why the Board believes that the Offer is not in the best interests of the Stockholders include the following:

•

The Board believes that the Offer Price is less than the current and potential long-term value of the Shares, which belief is based on the Board’s significant knowledge of the Company’s assets and, among other things, the following information provided by Company management:

(i) The Offer Price of $5.25 per Share divided by the Company’s 2011 company-defined funds from operations (“FFO”) per Share implies an FFO multiple less than 11x. The Board considered 35 traded REITs by industrial, office and retail property types and, by property type, their company-defined FFO multiples ranged from approximately 17x to 18x with a weighted average of 17.9x, indicating that the Offer Price and the implied FFO multiple of less than 11x is inadequate; and

(ii) Based up the Company’s 2011 net operating income, the Offer Price of $5.25 per Share implies a capitalization rate of the real property portfolio of 8.0%. The Board considered private market capitalization rates published by industrial, office and retail property types and, by property type, their capitalization rates ranged from approximately 6.0% to 6.9% with an average of 6.4%, indicating that the Offer Price and the implied capitalization rate of 8.0% is inadequate.

Company management, however, did not provide an estimate of the value of the Company or the Shares. The Board believes that the comparative analyses described above are subject to limitations because of differences between the portfolio composition of the Company and the comparison subjects, differences in FFO formulations, valuation changes arising from the passage of time, and other factors. However, the Board is comfortable that the margin for error is far less than the discrepancy between the current and potential long-term value of the Shares and the Offer Price.

•

As described further in Item 8 below, the Company is commencing a Self-Tender Offer for up to 9,150,000 Shares at $6.00 per Share; we note, however, that the Company may have the right to amend, extend or terminate the Self-Tender Offer. However, the Board believes that the offer price of the Self-Tender Offer is still less than the current and potential long-term value of the Shares. Accordingly, the Board does not recommend that Stockholders tender their Shares in the Self-Tender Offer or the lower Offerors’ Offer.

•

Given the Offer Price, the Board believes that the Offer represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a profit and, as a result, deprive the Stockholders who tender Shares in the Offer of the full current value of the Shares as well as the potential opportunity to realize the full long-term value of their investment in the Company. In that regard, the Board noted that, in the Offerors’ own words: “The [Offerors] are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $5.25 per Share, the [Offerors] are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the [Offerors’] objectives.”

•	The Offerors used a “liquidity discount” in determining the Offer Price as described in the Schedule TO, but they do not provide any analysis as to how they arrived at such discount.

•

The Offer is subject to certain conditions, some of which provide the Offerors with the sole discretion to determine whether the conditions have been met, such as the Offerors’ determination as to whether there has been any change or development that has material adverse significance with respect to either the value of the Company or the value of the Shares to the Offerors. In addition, the Board noted that the Offer can be amended or terminated with little notice to Stockholders. Accordingly, the Board noted that there could be no assurance that the Offer would be completed as soon as the Offerors imply.

•

The Board acknowledges that the Company’s existing share redemption has been over-subscribed by Stockholders in recent quarters, that there is a downward trend in the percentage of satisfied redemption requests, and that this trend may continue. The Board is seeking ways to provide additional liquidity to Stockholders in a manner that it believes would be in the best interests of the Company and the Stockholders; however, there can be no assurance whether or when any alternatives to the current share redemption program will be adopted by the Board. The Company has filed a preliminary Registration Statement on Form S-11 for a potential public offering of common stock (the “Proposed NAV Offering”) in which the Company would determine and publicly disclose a per Share net asset value (“NAV”) on a daily basis, redeem Shares at their NAV and become a perpetual-life REIT. In connection with this proposed offering, the Board would amend the share redemption program with the intention of providing increased liquidity to Stockholders, which increase would be subject to the success of the proposed offering. However, this revised share redemption program is not currently a liquidity option for Stockholders. In addition, if the Proposed NAV Offering does occur, the Board’s methodology for calculating NAV would be different from that used to calculate the Company’s latest estimated value per Share. The Board would expect the Company’s NAV per share to be lower than the latest estimated value per Share of $8.45 because the methodology for calculating NAV is expected to be based on an appraisal of the Company’s assets and may include only a portion of the enterprise value which contributed to the latest estimated value per Share (for a discussion of the methodology used to arrive at the latest estimated value per Share, please see Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC and available for free on the SEC’s website at www.sec.gov). In addition, in connection with the Proposed NAV Offering, the Board would be likely to lower the Company’s distribution rate to a level that would allow the Company to retain more earnings in an effort to promote longer term NAV growth and therefore be more appropriate for a perpetual-life REIT. The Board makes no assurances that the Proposed NAV Offering or any of the related effects described in this paragraph will occur, and Stockholders should not assume that they will occur in making a decision as to whether to tender their Shares pursuant to this Offer. Other than the Company’s existing share redemption program, the potential share redemption program expansion in connection with the Proposed NAV Offering, and the Self-Tender Offer, the Board has not considered any other possible liquidity options in the near term.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board has determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Board recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Offer, each Stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s existing share redemption program at any time, (b) the Board may have the right to amend, extend or terminate the Self-Tender Offer and (c) the Board makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of providing liquidity to the Stockholders.

(d) Intent to Tender

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Shares held of record or beneficially by such entity or person for purchase pursuant to the Offer.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Effective March 31, 2012, pursuant to the Company’s share redemption program, the Company redeemed approximately 1.5 million Shares at $8.45 per Share, for an aggregate price of approximately $12.3 million.

During the past 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Other than the Self-Tender Offer described under Item 8 below, the Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the foregoing matters.

ITEM 8.	ADDITIONAL INFORMATION.

Self-Tender Offer

As previously stated, the Board believes the Offerors’ Offer Price, is below the current and potential long-term value of the Shares. In order to deter the Offerors and other potential bidders that may try to exploit the illiquidity of the Company’s Shares and acquire them from Stockholders at prices substantially below their fair value, the Board has authorized, and the Company is commencing contemporaneously with the filing of this Schedule 14D-9, the Self-Tender Offer for up to 9,150,000 Shares at $6.00 per Share. However, the Board believes that the offer price of the Self-Tender Offer is still less than the current and potential long-term value of the Shares. Accordingly, the Board does not recommend that Stockholders tender their Shares in the Self-Tender Offer or the lower Offerors’ Offer.

Stockholders are advised to read the Company’s Tender Offer Statement on Schedule TO, which was filed with the SEC on April 6, 2011 and is incorporated herein by reference, because it contains important information. The Company’s Tender Offer Statement and other documents filed with the SEC are available for free on the SEC’s website at www.sec.gov.

Charter Provision

Section 6.8.3 of the Company’s Articles of Restatement states in part that “no sale or transfer of Shares will be permitted of less than $2,000.” In connection with the Offer, because of the inconsistency with the federal tender offer rules, the Company does not intend to enforce Section 6.8.3 of the Company’s Articles of Restatement.

Forward-Looking Statements

This Schedule 14D-9 may include certain statements that may be deemed to be “forward-looking statements.” Such forward-looking statements relate to, without limitation, the Company’s future capital expenditures, distributions and acquisitions (including the amount and nature thereof), other development trends of the real estate industry, business strategies, the growth of the Company’s operations and availability of and liquidity for the Company’s Shares. These statements are based on certain assumptions and analyses made by the Company in light of the Company’s experience and the Company’s perception of historical trends, current conditions, expected future developments and other factors the Company believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties which may cause the Company’s actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are generally identifiable by the use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “continue,” or the negative of these words, or other similar words or terms. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors that may cause the Company’s results to vary are general economic and business (particularly real estate and capital market) conditions being less favorable than expected, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations (including changes to laws governing the taxation of REITs), risk of acquisitions, availability and creditworthiness of prospective tenants, availability of capital (debt and equity), interest rate fluctuations, competition, supply and demand for properties in the Company’s current and any proposed market areas, tenants’ ability to pay rent at current or increased levels, accounting principles, policies and guidelines applicable to REITs, environmental, regulatory and/or safety requirements, tenant bankruptcies and defaults, the availability and cost of comprehensive insurance, including coverage for terrorist acts, and other factors, many of which are beyond the Company’s control. Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in the Company’s filings with the SEC and especially in the sections therein entitled “Risk Factors,” including, but not limited to, the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2011.

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Text of Letter to the Company’s Stockholders, dated April 6, 2012.*

(a)(2)	Text of E-mail to Financial Advisors.

(a)(3)	Schedule TO filed by the Company with the SEC on April 6, 2012.**

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2011.***

(g)	Not applicable.

*	Included in copy mailed to Stockholders.
**	Incorporated by reference to the Company’s Schedule TO filed with the SEC on April 6, 2012.
***	The sections of the Company’s Definitive Proxy Statement specified in Item 3 hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2011.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

By:	/s/ M. Kirk Scott
Name: M. Kirk Scott
Title: Chief Financial Officer and Treasurer

Dated: April 6, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Text of Letter to the Company’s Stockholders, dated April 6, 2012.*

(a)(2)	Text of E-mail to Financial Advisors.

(a)(3)	Schedule TO filed by the Company with the SEC on April 6, 2012.**

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2011.***

(g)	Not applicable.

*	Included in copy mailed to Stockholders.
**	Incorporated by reference to the Company’s Schedule TO filed with the SEC on April 6, 2012.
***	The sections of the Company’s Definitive Proxy Statement specified in Item 3 hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2011.